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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G
 Under the Securities Exchange Act of 1934
(Amendment No. 1)

NetSuite Inc.
_____________________________________________________________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value
_____________________________________________________________________________________________________
(Title of Class of Securities)

64118Q107
__________________________________________________________________________
(CUSIP Number)

December 31, 2008
__________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   64118Q107

1.	Names of Reporting Persons David Ferris Ellison Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization California
NUMBER OF	5.	Sole voting power 2,292,240
SHARES BENEFICIALLY OWNED BY	6.	Shared voting power 0
EACH REPORTING PERSON	7.	Sole dispositive power 2,292,240
WITH	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 2,292,240
10.	Check box if the aggregate amount in row (9) excludes certain shares ☐
11.	Percent of class represented by amount in row (9) 3.8% (1)
12.	Type of Reporting Person OO (Trust)

(1) Based on 60,835,104 shares of the Issuer's Common Stock outstanding as of October 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed on November 13, 2008.

(Page 2 of 8 Pages)

CUSIP No.   64118Q107

1.	Names of Reporting Persons Margaret Elizabeth Ellison Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization U.S.A.
NUMBER OF	5.	Sole voting power 3,438,359
SHARES BENEFICIALLY OWNED BY	6.	Shared voting power 0
EACH REPORTING PERSON	7.	Sole dispositive power 3,438,359
WITH	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 3,438,359
10.	Check box if the aggregate amount in row (9) excludes certain shares ☐
11.	Percent of class represented by amount in row (9) 5.7% (1)
12.	Type of Reporting Person OO (Trust)

(1) Based on 60,835,104 shares of the Issuer's Common Stock outstanding as of October 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed on November 13, 2008.

(Page 3 of 8 Pages)

Item 1.

(a) Name of Issuer:

NetSuite Inc.

(b) Address of Issuer's Principal Executive Offices:

2955 Campus Drive, Suite 100, San Mateo, CA 94403

Item 2.

(a) Name of Person Filing:

This statement is being filed jointly by: (1) the David Ferris Ellison Trust, a California trust; and (2) the Margaret Elizabeth Ellison Trust, a California trust. The two trusts are collectively identified hereinafter as the "Reporting Persons."

(b) Address of Principal Business Office or, if None, Residence:

The address of the David Ferris Ellison Trust and the Margaret Elizabeth Ellison Trust is: 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

(c) Citizenship:

Each of the Reporting Persons is an entity organized under the laws of California.

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share.

(e) CUSIP Number:

64118Q107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(Page 4 of 8 Pages)

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

David Ferris Ellison Trust: 2,292,240 (1)

Margaret Elizabeth Ellison Trust: 3,438,359 (1)

(b) Percent of class:

David Ferris Ellison Trust: 3.8% (2)

Margaret Elizabeth Ellison Trust: 5.7% (2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

David Ferris Ellison Trust: 2,292,240 (1)

Margaret Elizabeth Ellison Trust: 3,438,359 (1)

(ii) Shared power to vote or to direct the vote:

n/a

(iii) Sole power to dispose or to direct the disposition of:

David Ferris Ellison Trust: 2,292,240 (1)

Margaret Elizabeth Ellison Trust: 3,438,359 (1)

(iv) shared power to dispose or to direct the disposition of:

n/a

(1) The David Ferris Ellison Trust and the Margaret Elizabeth Ellison Trust are separate and distinct trusts, created and subsisting under California law. The co-trustees of each of these trusts are Philip B. Simon and Donald L. Lucas. The co-trustees, acting on behalf of the trusts and for the benefit of the respective beneficiaries, have

(Page 5 of 8 Pages)

voting and dispositive power over the shares of the Issuer held by each trust. The Reporting Persons disclaim the existence of a "group" for purposes of Regulation 13D.

(2) Based on 60,835,104 shares of the Issuer's Common Stock outstanding as of October 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed on November 13, 2008.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 99.1. The filing persons disclaim that they are a "group."

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

(Page 6 of 8 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

PHILIP B. SIMON and DONALD L. LUCAS, as Trustees of the DAVID FERRIS ELLISON TRUST under Agreement dated December 7, 1983.

By: /s/ PHILIP B. SIMON

PHILIP B. SIMON, Co-Trustee

By: /s/ DONALD L. LUCAS

DONALD L. LUCAS, Co-Trustee

PHILIP B. SIMON and DONALD L. LUCAS, as Trustees of the MARGARET ELIZABETH ELLISON TRUST under Agreement dated February 7, 1986.

By: /s/ PHILIP B. SIMON

PHILIP B. SIMON, Co-Trustee

By: /s/ DONALD L. LUCAS

DONALD L. LUCAS, Co-Trustee

(Page 7 of 8 Pages)

EXHIBITS

99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the David Ferris Ellison Trust and the Margaret Elizabeth Ellison Trust, with regard to NetSuite on February 14, 2008).

(Page 8 of 8 Pages)